UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 15,2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•   KPN to sell stake in Xantic, dated August 15, 2005;

•   Ad Scheepbouwer accepts another term, dated August 15, 2005.

Press release

Date
August 15, 2005
Number
KPN to sell stake in Xantic	038pe

KPN and Telstra have signed a letter of intent with the Canadian Stratos Global Corporation about the sale of Xantic B.V. Xantic specializes in global mobile satellite communications and KPN has a 65% stake in the company with the Australian Telstra owning 35%. The total consideration is approximately USD 191 million in cash. The transaction is expected to close by the end of 2005 or early in 2006. KPN currently expects to make a book gain of approximately EUR 50 million from the sale. Xantic is no longer considered as belonging to KPN’s core activities. Xantic’s Works Council has been asked for advice concerning the proposed transaction.

Press release

Date
August 15th, 2005
Ad Scheepbouwer accepts another term	Number
039pe

The Supervisory Board of KPN Royal Dutch Telecom NV is pleased to announce that the current employment contract of Mr. A.J.Scheepbouwer (61), which is due to terminate on 1st July 2006, has been extended until ultimately 1st July, 2009.

KPN announced in March 2005 a fundamental business restructuring to ensure that KPN is well positioned for the Telecoms market of the 21st century. This restructuring is expected to take place over the next five years, with the first phase being completed over the first three years.

As the scheduled retirement of mr. Scheepbouwer would take place during the the crucial first phase of the business transformation, the Supervisory Board has requested mr Scheepbouwer to extend his contract, enabling him to execute the vision he has laid out.

The terms of mr Scheepbouwer’s extended contract remain unchanged with the exception of the lumpsum payment of EUR 2.5 million, which he would receive on departure on1st of July, 2006 (as previously disclosed, most recently in KPN’s Remuneration Report). Under the revised arrangement, this amount will be payable in full on the date of actual termination of his new employment contract.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: 15 August 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel